Mail Stop 3233
                                                                 October 25,
2018

     Via E-mail
     Brandon Lacoff
     Chief Executive Officer
     Belpointe REIT, Inc.
     255 Glenville Road
     Greenwich, CT 06831

            Re:      Belpointe REIT, Inc.
                     Amendment No. 1 to
                     Draft Offering Statement on Form 1-A
                     Submitted October 5, 2018
                     CIK No. 0001749817

     Dear Mr. Lacoff:

           We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

             Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

     General

        1. We note your disclosure in response to comment 5. Please revise to more prominently disclose that the IRS has not established the process pursuant to which taxpayers may elect to defer capital gains through investments in qualified opportunity funds, including prominent disclosure on the offering circular cover page.

        2. Please note that we are still evaluating your response to comment 7. We may have further comments.

        3. We note your disclosure in response to comment 7. Please also clarify when, how and the specific timeframe in which you would provide investors the following:

                     notice of postponement following the end of the applicable quarter,
 Brandon Lacoff
Belpointe REIT, Inc.
October 25, 2018
Page 2

                 notice of acceptance,

                 return of the subscription payment after 12 months if not accepted,

                 change in the purchase price to the lesser of the price in effect as of the date upon which the investor's subscription is accepted.

         Please also tell us if investors will have the ability to withdraw or reconfirm prior to acceptance of the subscription, and if so, the procedures in place for this process.

      4. We note your revised disclosure in response to comment 12 regarding your program that would match potential investors with existing stockholders desiring to sell their shares.
         Please provide us with an analysis of how this program should not be considered an
         "exchange" under the criteria provided in Rule 3b-16 of the Exchange Act. Please also advise whether you intend to register the platform as a national securities exchange under
         Section 6 of the Exchange Act or seek an exemption from registration, such as through compliance with Regulation ATS.

      5. Please provide your analysis regarding the applicability of Exchange Act Rule 15c2-11.
         Specifically, explain how you determined that the platform is not a "quotation medium"
         as defined in Exchange Act Rule 15c2-11(e)(1). Alternatively, to the extent you determined that the platform is a quotation medium under the rule, please explain how you will comply with Rule 15c2-11. To the extent you believe an exception to Rule
         15c2-11 is available, please provide relevant analysis.

        You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Kevin Woody,
Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202)
551-3799 or me at (202) 551-3655 with any other questions.


                                                                Sincerely,

                                                                /s/ Sonia Gupta
Barros

                                                                Sonia Gupta
Barros
                                                                Assistant
Director
                                                                Office of Real
Estate and
                                                                Commodities

cc:      Kenneth Betts